UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of report (Date of earliest event reported) **August 18, 2003**

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Ohio	**1-8524**	**34-0778636**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1293 South Main Street, Akron, OH	**44301**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code **(330) 253-5592**

(Former name or former address, if changed since last report)

Item 5.   **Other Events and Regulation FD Disclosure.** Effective August 18, 2003, the Company announced the promotion of three of its executive officers.

Stephen E. Myers has been appointed as Chairman and Chief Executive Officer. Previously he was the President and Chief Executive Officer.

Milton I. Wiskind has been appointed to the positions of Vice Chairman and Secretary. Previously he was the Senior Vice President and Secretary.

John C. Orr, has been appointed to the positions of President and Chief Operating Officer. Previously he was the Chief Operating Officer.

Item 7.   **Financial Statements and Exhibits**
  (c)   Exhibits
        99.1   Press release of Company dated August 18, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Myers Industries, Inc
(Registrant)

DATE August 18, 2003   **BY /s/ Kevin C. O'Neil**
                                Kevin C. O'Neil
                                General Counsel and Assistant Secretary